May 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Draft Registration Statement on Form S-1, confidentially submitted March 25, 2015
CIK No. 0001637207

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), in response to Comment 1 contained in the letter dated April 21, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced Draft Registration Statement (the “Registration Statement”), as discussed with the Staff, we submit via EDGAR for review the supplemental pages to the Registration Statement attached as Annex A, which include pictures and graphics to be included in the Registration Statement. For your convenience, the Company is also providing to the Staff a printed copy of the supplemental pages attached as Annex A.

Securities and Exchange Commission	- 2 -	May 14, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7473 or Thomas J. Fraser of our offices at (617) 951-7063.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:	Chris Rondeau (Planet Fitness, Inc.)
Dorvin Lively (Planet Fitness, Inc.)
D. Rhett Brandon (Simpson Thacher & Bartlett LLP)
John C. Ericson (Simpson Thacher & Bartlett LLP)

Securities and Exchange Commission	- 3 -	May 14, 2015

Annex A

[Attached]

planet fitness
Cape Coral, Florida

WE'RE NOT A GYM. WE'RE PLANET FITNESS.

Friendly staff, brand name equipment, and a comfortable atmosphere, all for just $10 a month. Those are just a few of the things that make us, well, us. And with more than seven million members, we're one of the fastest growing health club franchises in the U.S.

planet fitness
Boston, Massachusetts

pf
planet fitness
the judgement free zone
Tribeca, NYC

pf
planet fitness
Revere, Massachusetts

you belong®
Life Cycle
you belong®
Life Cycle

you
belong!

black card spa

HydroMassage

planet fitness

Westminster, Maryland

abs & stretching

Toronto, Canada

Planet of Triumphs
REAL STORIES. REAL MEMBERS.
100% JUDGEMENT FREE.
www.planetoftriumphs.com
I LOOK FORWARD TO MY WEEK BECAUSE ...
I know I will be at PF everyday after work!
FEELING LIKE ...
a rock star thanks to an incredible workout this morning!!! Everyo... Read More
Dawna · 5h
ONE YEAR AGO, I NEVER THOUGHT I WOULD ...
Be where I'm at now. I weighed 353 lbs a year ago. I've lost 147 l... Read More
Steff716 · 14h
BEFORE 10AM TODAY I ...
Had a great arm workout & I know it was good when it takes a lot t... Read More shellyk · 8h
I JUST WOULD LIKE TO THANK THE FOLKS ...
at Planet Fitness Corporate as well as Planet Fitness Colorado Spr... Read More kmezatasta · 1d
THANKS TO THE JUDGEMENT FREE ZONE, I ...
lost over 170 lbs....before....
kmezatasta · 1d
I ONCE THOUGHT I'D NEVER ...
would be active and able to fit into smaller clothes again. But, ... Read More
IT MAKES ME SO HAPPY TO SAY I ...
Went to the gym and did a great back and biceps workout